# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Largo Inc., CIK 0001400438
CUSIP: 0517097101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: FIRST CANADIAN PLACE, 100 KING ST., WEST, SUITE 1600, Toronto, Ontario, Ontario Canada (A6), M5X 1G5
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001568303

## Reporting persons
- West Family Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,200,845; sole dispositive power 0; shared dispositive power 2,200,845; aggregate amount beneficially owned 2,200,845 (2.6% of the class)
  Comment: *See Disclosure in Item 4 of this Schedule 13G.
- West Gary: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,200,845; sole dispositive power 0; shared dispositive power 2,200,845; aggregate amount beneficially owned 2,200,845 (2.6% of the class)
  Comment: *See Disclosure in Item 4 of this Schedule 13G.
- WEST MARY E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,200,845; sole dispositive power 0; shared dispositive power 2,200,845; aggregate amount beneficially owned 2,200,845 (2.6% of the class)
  Comment: *See Disclosure in Item 4 of this Schedule 13G.

## Item 1. Issuer
Name of issuer: Largo Inc.
Address of issuer's principal executive offices: FIRST CANADIAN PLACE, 100 KING ST., WEST, SUITE 1600, Toronto, Ontario, ONTARIO, CANADA, M5X 1G5.

## Item 2. Person Filing
Name of person filing: See cover pages Item 1. This statement is filed jointly on behalf of West Family Investments, Inc., a Delaware corporation (the "Adviser"), Gary West and Mary West (collectively, the "Reporting Persons") with respect to shares of common stock of the Issuer beneficially owned by them pursuant to Rule 13d-3 (the "Shares").
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:

4960 Avenida Encinas
Carlsbad, California 92008
Citizenship: The Adviser is a corporation organized under the laws of the State of Delaware. The citizenship of each of Gary West and Mary West is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The amount beneficially owned is 2,200,845.

The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. 275.202(a)(11)
(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in
Item 6 herein), none of whom own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as
amended, the Adviser may be deemed to beneficially own all of the Shares (constituting approximately
2.6% of the Issuer's shares of common stock outstanding).

Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the
Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the
Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 2.6% of the Issuer's shares of common stock outstanding).

Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the
Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the
Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 2.6% of the Issuer's shares of common stock outstanding).

The Shares represent 2,200,845 shares of common stock of the Issuer beneficially owned by the Reporting Persons as of the end of the calendar quarter on December 31, 2025, as required by
Rule 13d-2.

The Reporting Persons disclaim beneficial ownership of any of the Shares held by the direct owners thereof, and this statement shall not be deemed to be an admission that the Reporting Persons are the beneficial owners of the Shares for purposes of Section 13(d) or for any other purpose. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the
Reporting Persons that they have formed a group.
Percent of class:
Reporting Persons that they have formed a group.

The percent of class is 2.6%.

Based on 83,313,022 shares of common stock of the Issuer outstanding as of November 11, 2025, as reported in the lssuer's most recent Form F-3 filed with the SEC on November 12, 2025 and
Form 424B filed with the SEC on December 3, 2025. This percentage is calculated in accordance with
Rule 13d-1(j) and Rule 13d-3.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
2,200,845

The information required by this item 4(c)(iv) is set forth in Item 4(a) and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,200,845

The information required by this item 4(c)(iv) is set forth in Item 4(a) and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Shares are owned directly by West Investment Holdings LLC, a Delaware limited liability company and West CRT Heavy, LLC, a Delaware limited liability company (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owners. None of the Owners hold more than 5% of the outstanding shares of common stock of the Issuer as the date of this filing and this amendment filing is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities.

To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- West Family Investments, Inc.: Marc D. Harper, Director & Treasurer (01/09/2026)
- West Gary: Gary West, Individual (01/09/2026)
- WEST MARY E: Mary E. West, Individual (01/09/2026)